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                             January 6, 2022

       Uzi Sofer
       Chief Executive Officer
       Alpha Tau Medical Ltd.
       Kiryat HaMada St. 5
       Jerusalem, Israel 9777605

                                                        Re: Alpha Tau Medical
Ltd.
                                                            Amendment No. 3 to
                                                            Registration
Statement on Form F-4
                                                            Filed January 5,
2022
                                                            File No. 333-258915

       Dear Mr. Sofer:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 16, 2021 letter.

       Amendment No. 3 to Registration Statement on Form F-4

       Management Following the Business Combination
       Aggregate Compensation of Executive Officers and Directors, page 250

   1. Please provide updated compensation disclosure for the last full financial year as required by Item 6.B of Form
20-F.
 Uzi Sofer
FirstName
Alpha Tau LastNameUzi
           Medical Ltd. Sofer
Comapany
January    NameAlpha Tau Medical Ltd.
        6, 2022
January
Page 2 6, 2022 Page 2
FirstName LastName
       You may contact Tracie Mariner at 202-551-3744 or Daniel Gordon at 202-3486 if you
have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      Nathan Ajiashvili